Filed by Micro Focus International plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Hewlett Packard Enterprise Company
Commission File No.: 001-37483
Date: September 7, 2016

The following is a press release made by SUSE on September 7, 2016.

          For Immediate Release

SUSE Primed for Continued Growth via Micro Focus Merger with
Hewlett Packard Enterprise’s Software Business Segment and
Alliance with Hewlett Packard Enterprise
SUSE to be key part of one of the world’s largest software companies following
Micro Focus-HPE Software merger; HPE to name SUSE as preferred Linux partner

NUREMBERG, Germany – Sept. 7, 2016 – SUSE® is poised for continued growth and expansion as the “open” open source company on the heels of announcements made today, which follow SUSE’s steady growth in the market and as an organization.

SUSE parent Micro Focus (LSE: MCRO.L) announced its intent to merge with HPE’s Software Business Segment in a transaction valued at approximately $8.8 billion. The merger of Micro Focus and HPE Software creates one of the world’s largest pure-play software companies, operating at a scale that allows for continued and increasing investment in SUSE. It will create an ideal foundation for SUSE’s long-term growth, allowing SUSE to continue to pursue its vision of bringing together open source technology and quality partnerships to provide software-defined infrastructure that meets customer needs.

Also as part of the transaction, Micro Focus and HPE announced their intent to enter into a commercial partnership naming SUSE as HPE’s preferred Linux partner as well as exploring additional collaboration leveraging SUSE’s OpenStack expertise for joint innovation around HPE’s Helion OpenStack and Stackato Platform-as-a-Service solutions. SUSE and HPE are working together to define the specifics of the commercial partnership with expectation of completion in the fourth quarter of 2016. This is an expansion of the long-term alliance SUSE and HPE have enjoyed for many years, bringing to market enterprise Linux and, more recently, a joint software-defined storage solution.

These transactions follow recent moves by SUSE to grow and strengthen its executive team and overall organization, including CEO, president and chief technology officer appointments. SUSE revenue in the last fiscal year grew more than 18 percent, and the employee base grew 23 percent, primarily in areas dedicated to development, customer care, and sales and marketing. This investment in growth continues in the current fiscal year, with hundreds of SUSE positions being recruited and filled around the world. These efforts further bolster the rapid innovation, growth and momentum of SUSE’s business and expanding solution portfolio from the enterprise Linux operating system to OpenStack cloud infrastructure and Ceph storage solutions.

“SUSE is a company on the move, and today’s developments are the latest evidence of that,” said Nils Brauckmann, CEO of SUSE. “The merger of Micro Focus and HPE Software is an exciting development on many fronts, particularly SUSE’s growing influence in the market as a key part of what will soon be one of the largest pure-play software providers in the world. And our alliance with HPE is another example of SUSE’s strategy to partner openly and broadly to provide increased choice in the marketplace for enterprise software-defined infrastructure solutions. We are excited to now explore new ways of expanding that strategic alliance into areas such as cloud computing, software-defined networking and applications where open source technology is driving next-generation innovations that matter to our mutual customers.”

More about SUSE will be available at SUSE’s global customer and partner event SUSECON in November 2016 – www.susecon.com.

About SUSE
SUSE, a pioneer in open source software, provides reliable, interoperable Linux, cloud infrastructure and storage solutions that give enterprises greater control and flexibility. More than 20 years of engineering excellence, exceptional service and an unrivaled partner ecosystem power the products and support that help our customers manage complexity, reduce cost, and confidently deliver mission-critical services. The lasting relationships we build allow us to adapt and deliver the smarter innovation they need to succeed – today and tomorrow. For more information, visit www.suse.com.

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Copyright 2016 SUSE LLC. All rights reserved. SUSE and the SUSE logo are registered trademarks of SUSE LLC in the United States and other countries. All third-party trademarks are the property of their respective owners.

Media Contacts:
Kevan Barney
SUSE
+1 801-861-2931
kbarney@suse.com

Adam Novak
PAN Communications
+1 617-502-4300
suse@pancomm.com

No Offer or Solicitation
This communication does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities, or any solicitation of any vote or approval. It does not constitute a prospectus or a prospectus "equivalent" document.

Additional Information and Where to Find It
This communication has been prepared and issued by and is the sole responsibility of Micro Focus International PLC (the "Company"). This communication relates to the Company and its conditional agreement to acquire the software business of Hewlett Packard Enterprise Co. (“HPE") to be held by Seattle SpinCo, Inc. ("Seattle"), a wholly owned subsidiary of HPE, constituting a reverse takeover for the purposes of the Listing Rules of the UKLA (the "Acquisition" or the "Transaction"). The Transaction will be submitted to the Company’s shareholders for their consideration and approval. In connection with the Transaction, the Company will file relevant materials with the SEC, including a registration statement on Form F-4 or S-4 containing a prospectus relating to the Company’s American Depositary Shares to be issued in connection with the Transaction, and Seattle will file a registration statement with the SEC. The Company will mail the prospectus contained in the Form F-4 or S-4 to HPE’s stockholders. This communication is not a substitute for the registration statements or other document(s) that the Company and/or Seattle may file with the SEC in connection with the Transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to the Company free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from the Company upon written request to the Company’s investor relations department or HPE’s investor relations department.

Caution Concerning Forward-Looking Statements
This communication may contain certain statements about the Company, HPE and Seattle that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication may include statements about the expected effects on the Company, HPE and Seattle of the Transaction, the anticipated timing and benefits of the Transaction, the Company’s and Seattle’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of the Company, HPE or Seattle (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements contained in this communication based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; the Company’s and HPE’s ability to complete the Transaction on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Transaction; risks relating to any unforeseen liabilities of the Company or Seattle; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of the Company, Seattle and the resulting combined company; business and management strategies and the expansion and growth of the operations of the Company, Seattle and the resulting combined company; the ability to successfully combine the business of the Company and Seattle and to realise expected operational improvement from the Transaction; the effects of government regulation on the businesses of the Company, Seattle or the combined company; the risk that disruptions from the Transaction will impact the Company’s or Seattle’s business; and the Company’s, Seattle’s or HPE’s plans, objectives, expectations and intentions generally. Forward-looking statements included herein are made as of the date hereof, and none of the Company, Seattle or HPE undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Subject to any requirement under applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication.

Except as otherwise explicitly stated, neither the content of the Company’s website nor the HPE website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.